Carvana Receivables Depositor LLC

1930 West Rio Salado Parkway

Tempe, AZ 85281

October 1, 2020

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:     Benjamin Kalish

    Arthur C. Sandel

Re:    Carvana Receivables Depositor LLC

     Amendment No. 1 to Registration Statement on Form SF-3

     Filed September 1, 2020

     File No. 333-239650

Dear Ladies and Gentlemen:

This letter is provided on behalf of Carvana Receivables Depositor LLC (the “Company”) in response to your letter dated September 11, 2020 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Company’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Company, and references to “Carvana” refer to Carvana, LLC.

Form of Prospectus

Credit Enhancement, page 70

1.

We note your responses to Comments 8 and 13. Please delete any remaining references to the use of an insurance policy as a form of credit enhancement. For example, we note that the first paragraph on page 70 still references this option.

Response: We have deleted the remaining references to the use of an insurance policy as a form of credit enhancement.

Securities and Exchange Commission

October 1, 2020

Exhibits

Exhibit 4.1 – Form of Indenture

Section 6.2 – Rights of Indenture Trustee, page 45 and Section 7.5 – Noteholder Communications, page 55

2.

We note your responses to Comments 20 and 21 and reissue in part. On page 91 of your form of prospectus, you state that “[a]ny Noteholder will be entitled to make a repurchase request regarding a breach of the representations and warranties related to a Receivable to the Indenture Trustee.” Please revise the form of indenture, and elsewhere as necessary, to clarify that restrictions will not apply to the indenture trustee’s duties in connection with actions relating specifically to repurchase requests made by noteholders through the indenture trustee, as distinct from the indenture trustee’s duties in connection with the commencement of an asset representations review or dispute resolution.

Response: We have revised Section 7.5 of the form of Indenture to clarify that the any restrictions on the Indenture Trustee’s duties will not apply to any repurchase requests.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,
/s/ Mike McKeever
Mike McKeever
President, Carvana Receivables Depositor LLC

cc:	David Hurst, Carvana, LLC
Janette McMahan, Kirkland & Ellis LLP